Exhibit 97

INCENTIVE COMPENSATION CLAWBACK POLICY

OVERVIEW

The Board of Directors (“Board”) of Hilltop Holdings Inc. (the “Company”) has adopted this Policy in order to maintain a culture of focused, diligent and responsible management that discourages conduct detrimental to the growth of the Company and its subsidiary entities (“Subsidiaries”) and to ensure that incentive-based compensation (“Incentive-Based Compensation”) paid by the Company is based upon accurate financial data. This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Section 303A.14 of the New York Stock Exchange Listed Company Manual.

This Policy applies in the event of an accounting restatement (“Restatement”) of the Company's financial statements due to the Company’s material non-compliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. This Policy does not apply in any situation where a Restatement is not due to material non-compliance with financial reporting requirements, such as, but not limited to, a retrospective:

•	application of a change in accounting principles;
•	revision to reportable segment information due to a change in the structure of the Company's internal organization;
•	reclassification due to a discontinued operation;
•	application of a change in reporting entity, such as from a reorganization of entities under common control;
•	adjustment to provision amounts in connection with a prior business combination; or
•	revision for stock splits (collectively the “Restatement Exclusions”).

APPLICATION

The executive officers of the Company whose Incentive-Based Compensation is covered by this Policy include the Company's current and former Chief Executive Officer, President, Chief Financial Officer, Chief Accounting Officer, any Vice-President of the Company in charge of a principal business unit, division or function, and any other officer or person who performs a significant policy-making function for the Company (the “Executive Officers”). All of these Executive Officers are

Approved: January 30, 2025

subject to this Policy, even if an Executive Officer had no responsibility for the financial statement errors that required Restatement.

This Policy applies to Incentive-Based Compensation received by an Executive Officer (a) after beginning services as an Executive Officer; (b) if that person served as an Executive Officer at any time during the performance period for such Incentive-Based Compensation; and (c) while the Company had a listed class of securities on a national securities exchange.

Incentive-Based Compensation includes any compensation, including cash and equity, which is granted, earned, or vested based wholly or in part upon the attainment of any financial reporting measure. Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements and any measures derived wholly or in part from such financial information.

Incentive-Based Compensation is deemed received in the fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained, even if the payment or grant occurs after the end of that fiscal period. At the time of the award of Incentive-Based Compensation by the Company to any Executive Officer, the Company shall identify in writing to said Executive Officer, what, if any, portion of the Incentive-Based Compensation awarded to the Executive Officer is based upon the attainment of any financial reporting measure.

CORPORATE RESPONSIBILITY

Incentive-Based Compensation does not include base annual salary, compensation that is awarded based purely on service to the Company (e.g. a time-vested award, including time-vesting restricted stock) or compensation that is awarded solely at the discretion of the Compensation Committee of the Board, nor does it include compensation that is awarded based on subjective standards, strategic measures (e.g. completion of a merger) or operational measures (e.g. attainment of a certain market share).

TIME PERIOD COVERED BY POLICY

This Policy applies to any Incentive-Based Compensation paid to an Executive Officer during any of the three (3) fiscal completed years immediately preceding the date the Company is required to prepare a Restatement (the “Clawback Period”), meaning the earlier of:

(A)	the date that the Audit Committee of the Board (or the Board, if Board action is required) concludes that the Company's previously issued financial statements contain a material error; or
(B)	the date on which a court, regulator or other similarly authorized body causes the Company to restate its financial information to correct a material error.

CALCULATION AND RECOVERY OF RECOVERABLE AMOUNT

The recoverable amount under this Policy is the amount of Incentive-Based Compensation received by the Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement (the “Recoverable Amount”).

Applying this definition, after a Restatement, the Compensation Committee will recalculate the applicable financial reporting measure and the amount of Incentive-Based Compensation based thereon for the applicable periods. The Compensation Committee will determine whether, based on that financial reporting measure as calculated relying on the original financial statements, an Executive Officer received a greater amount of Incentive-Based Compensation than would have been received applying the recalculated financial measure.

Where Incentive-Based Compensation is based only in part on the achievement of a financial reporting measure performance goal, the Compensation Committee will determine the portion of the original Incentive-Based Compensation based on or derived from the financial reporting measure that was restated and will recalculate the affected portion based on the financial reporting measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement. The Recoverable Amounts will be calculated on a pre-tax basis to ensure that the Company recovers the full amount of Incentive-Based Compensation that was erroneously awarded. With respect to deferred compensation, the Recoverable Amounts shall be forfeited, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder.

If equity compensation is recoverable due to being granted to the Executive Officer (when the accounting results were the reason the equity compensation was granted) or vested by the Executive Officer (when the accounting results were the reason the equity compensation was vested), in each case in the Clawback Period, the Company will recover the excess portion of the equity award that would not have been granted or vested based on the Restatement, as follows:

•	if the equity award is still outstanding, the Executive Officer will forfeit the excess portion of the award;
•

if the equity award has been exercised or settled into shares (the “Underlying Shares”), and the Executive Officer still holds the Underlying Shares, the Company will recover the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and

•

if the Underlying Shares have been sold by the Executive Officer, the Company will recover the proceeds received by the Executive Officer from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares).

For Incentive-Based Compensation based on stock price or total shareholder return: (a) the Compensation Committee shall determine the Recoverable Amount based upon a reasonable estimate of the Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the New York Stock Exchange (the “NYSE”).

The Compensation Committee of the Board (or the Board, if Board action is required) will take such action as it deems appropriate, in its sole and absolute discretion, to accomplish prompt recovery of the Recoverable Amount. Given that the Recoverable Amount must be calculated by the Company on a pre-tax basis, the Company will recover first, the post-tax portion of the Recoverable Amount received by the Executive Officer; then that portion of the Recoverable Amount that represents the tax paid by the Executive Officer once that amount is recovered by the Executive Officer.

Subject to compliance with any applicable law, the Compensation Committee may affect recovery under this Policy from any amount otherwise payable to the Executive Officer, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Executive Officer. The Company is obliged to promptly recover erroneously paid Incentive-Based Compensation from its Executive Officers, except under two limited circumstances:

•

 if the Compensation Committee of the Board determines that it would be impracticable to recover the excess compensation from an Executive Officer because the direct costs of enforcing recovery will exceed the Recoverable Amount. Before concluding that it would be impracticable to recover any Recoverable Amount based on expense of enforcement, the Compensation Committee must make a reasonable attempt to recovery such Recoverable Amount, document such reasonable attempt to recover and provide that documentation to the NYSE;

•

if the recovery of the Incentive-Based Compensation will violate the home country laws of the Company where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recovery any amount of the Recoverable Amount based on violation home country law of the Company, the Compensation Committee must satisfy the applicable opinion and disclosure requirements of Rule 10D-1 and the listing standards of the NYSE; or

•

Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

NO ADDITIONAL PAYMENTS

In no event shall the Company be required to award Executive Officers an additional payment if the restated or accurate financial results would have resulted in a higher incentive compensation payment.

INDEMNIFICATION

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Executive Officer that may be interpreted to the contrary, the Company shall not indemnify any Executive Officer against the loss of any Recoverable Amount, including any payment or reimbursement for the cost of third-party insurance purchased by an Executive Officer to fund potential clawback obligations under this Policy.

COMPANY INDEMNIFICATION

Any members of the Compensation Committee, the Audit Committee and the Board shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

EFFECTIVE DATE; RETROACTIVE APPLICATION

This Policy shall be effective as of October 2, 2023 (the “Effective Date”). The terms of this Policy shall apply to any Incentive-Based Compensation that is received by Executive Officers on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to Executive Officers prior to the Effective Date. Without limiting the generality of the provision governing recoverability hereunder, the Compensation Committee may affect recovery under this Policy from any amount of compensation approved, awarded, granted, payable or paid to Executive Officers prior to, on or after the Effective Date.

AMENDMENT

The Board may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by the NYSE.

GENERAL

The provisions of this Policy are intended to be applied to the fullest extent of the law; provided however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

Any recoupment, forfeiture, or cancellation under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, incentive or equity compensation plan or award or other agreement and any other legal rights or remedies available to the Company.

All determinations and decisions made by the Compensation Committee of the Board (or the Board, if Board action is required) pursuant to the provisions of this Policy shall be final, conclusive and binding on the Company, its Subsidiaries and the persons to whom this Policy applies.

This Policy shall be binding and enforceable against all Executive Officers and their respective beneficiaries, heirs, executors, administrators or other legal representatives.

This Policy is addition to, and shall be applied in conjunction with, any other clawback policies and processes of the Company, including, without limitation, the clawback from any annual or long-term incentive award for improper risk taking or significant compliance issues provided for in the Company’s compensation program.

A copy of this Policy and any amendment thereto shall be posted on the Company’s website and filed as an exhibit to the Company’s Annual Report on Form 10-K.